# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DRAFTKINGS INC., CIK 0001883685
CUSIP: 26142V105
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 222 Berkeley Street, 5th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 26,628,886; shared voting power 0; sole dispositive power 26,628,886; shared dispositive power 0; aggregate amount beneficially owned 26,628,886 (5.1% of the class)

## Item 1. Issuer
Name of issuer: DRAFTKINGS INC.
Address of issuer's principal executive offices: 222 Berkeley Street 5th Floor Boston MA 02116

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO.
Address of principal business office or, if none, residence: 270 Park Avenue,,New York, NY 10017
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 26628886
Percent of class: 5.1
Sole power to vote or to direct the vote: 26628886
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 26628886
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Structured Products B.V.;
J.P. MORGAN SE;
J.P. Morgan Securities PLC;
J.P. Morgan Securities LLC

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO.: Rachel Tsvaygoft, Vice President (01/16/2026)